June 16, 2010

VIA EDGAR AND FEDEX

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tim Buchmiller and Ruairi Regan

Re:	Electromed, Inc.
Registration Statement on Form S-1
Filed May 3, 2010
File No. 333-166470

Dear Mr. Buchmiller:

On behalf of Electromed, Inc. (the “Company”), we are responding to your comment letter, dated May 28, 2010, to Mr. Robert Hansen, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010 (the “Form S-1”). A responsive Pre-Effective Amendment No. 1 to the Form S-1 (“Amendment No. 1”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 1 showing changes to the Form S-1 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.

Prospectus Cover Page

1.

Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

Response: The Company confirms that the preliminary prospectus that will be circulated will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

2.	Please highlight the reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Response: The Company has cross-referenced the risk factors section in a more prominent manner in Amendment No. 1 by unitalicizing the font and by moving the cross-reference to precede the description of the offering price of the securities.

Table of Contents

3.

We note the first sentence in the paragraph that follows your table of contents cautioning investors that they “should rely only on the information contained in this prospectus.” Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.

Response: The Company has revised the identified language on the table of contents page of Amendment No. 1 to reflect that investors may rely on information in free writing prospectuses prepared by or on behalf of the Company.

Summary

Our Business Strengths, page 2

4.

We note that this section provides a broad overview of the strengths of your business. Please balance your disclosure by providing an equally prominent overview of the material risks to and weaknesses in your business.

Response: The Company has revised the Risk Factors section of the Summary on pages 3 and 4 of Amendment No. 1 to provide a more prominent overview of the material risks to and weaknesses in the Company’s business, which are described in more detail in the Risk Factors section.

Risk Factors

Our business financial condition and results of operations, page 10

5.	With a view to disclosure, please:

	•	tell us the location and identity of your principal distributors; and

	•	tell us whether you have any agreements with these distributors and the nature of such agreements if any.

Response: The Company advises the Staff that it has made sales in more than ten countries. Its principal international distributors are Compania Europea de Productos Medicos, S.L. (Spain), Linde Medicale, S.r.l. (Italy), and TKB International, Inc. (Japan). TKB International, Inc. serves as the Company’s exclusive distributor in Japan pursuant to a Distributorship Agreement entered into on December 1, 2007. The agreement has a three-year term and will automatically extend for an additional two-year term unless cancelled by either party with six months’ notice. Compania Europea de Productos Medicos, S.L. (“Medipro”)

serves as the Company’s exclusive distributor in Spain pursuant to an agreement dated March 18, 2008. The agreement had an initial two-year term and was automatically renewed for an additional two-year term as a result of Medipro meeting minimum sales requirements. The Company entered into a letter agreement with Linde Medicale, S.r.l. on January 30, 2009, pursuant to which it serves as the Company’s exclusive distributor in Italy. Although the agreement expired on June 30, 2009, the Company and the distributor have continued to operate under the terms of the agreement. The Company has not disclosed this information in the Form S-1 because it does not believe that the identity of its distributors or the terms of its distributor agreements would be material to investors.

If our patents, page 19

6.

We note that you pursue a policy of obtaining patents in key foreign countries. To the extent you do not seek patent protection in all countries in which you market your products, please disclose the material risks to your business of such a policy.

Response: In response to the Staff’s comment, the Company has revised the risk factor entitled “If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.” Please see page 18 of Amendment No. 1.

Future sales of our common stock, page 21

7.	Please address the warrants being issued to the underwriters as compensation for this offering in this risk factor.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 20 of Amendment No. 1.

Use of Proceeds, page 27

8.	Please disclose the principal reasons for the offering.

Response: The principal reasons for the offering are to provide Company shareholders liquidity in the public equity market and to raise cash to support the Company’s growth plan. The Company has revised the Use of Proceeds disclosure on page 25 of Amendment No. 1 to reflect the foregoing.

9.

We note your disclosure in the fourth paragraph that you reserve the right to modify the use of proceeds for other purposes. You may reserve the right to change the allocation of proceeds provided you disclose the specific contingencies that would give rise to a change. See Instruction 7 to Item 504 of Regulation S-K. Please revise.

Response: The Company has revised the Use of Proceeds disclosure on page 25 of Amendment No. 1 and the risk factor entitled “We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree,” which begins on page 20 of Amendment No. 1, to indicate that the Company may modify its anticipated use of proceeds for contingencies such as the progress of its research and development activities, regulatory or competitive developments, and strategic opportunities.

10.

Please reconcile your disclosure in this section with the disclosure in the fourth paragraph on page 36 that you expect to finance equipment purchases with proceeds of the offering. Also, revise the related risk factor on page 22, as applicable.

Response: The Company has revised the Use of Proceeds disclosure on page 25 of Amendment No. 1 to state that it may use a portion of the proceeds from the offering to finance equipment purchases and other capital expenditures in the ordinary course of business. The Company has added similar language to the description of the offering on page 5 of Amendment No. 1 and the risk factor on page 20 of Amendment No. 1.

Capitalization, page 28

11.	Please revise to remove “cash and cash equivalents” from the table on page 28 since this is not part of your capitalization.

Response: The Company has retained the “cash and cash equivalents” row in the capitalization table on page 26 of Amendment No. 1 for future pro forma disclosure of the proceeds from the offering. The Company has deleted the “Total capitalization” line item to avoid confusion on the part of the reader as to whether “cash and cash equivalents” are included in such amount.

Dilution, page 29

12.	Please revise your dilution disclosure to show dilution assuming exercise of the warrants being issued to the underwriters.

Response: In response to the Staff’s comment, the Company has added disclosure in the Dilution section on page 27 of Amendment No. 1 to indicate that the dilution information excludes the impact of the exercise of the warrants to be issued to the underwriter in connection with this offering that will remain outstanding after this offering at an exercise price equal to 120% of the initial public offering price. Because the exercise price for such warrants will be greater than the initial public offering price, the exercise of such warrants would not result in any additional dilution to new investors in this offering.

Management’s Discussion and Analysis, page 30

13.	Refer to the last sentence of the last paragraph on page 30:

	•	Please disclose why Medicare reimbursement was temporarily suspended, include any appropriate risk factors disclosure if this could occur again; and

•

It appears from your disclosure on page 36 that the trademark lawsuit is expected to continue. To the extent that you reasonably expect that the continued litigation will have a material impact on income from continuing operations, by diverting the operational focus of management or otherwise, please provide the disclosure required by Item 303(a)(3)(ii) of Regulation S-K. Please also clarify why management’s attention to the trademark lawsuit significantly affected your sales given that you have a sales force and other distributors.

Response: The temporary Medicare suspension was the result of unintentional noncompliance with state licensure requirements in two states in 2009. Consequently, between October 4, 2009 and December 4, 2009, all of the Company’s Medicare reimbursement payments were suspended. Although the temporary suspension delayed cash collections during the first six months of fiscal 2010, all Medicare claims have since been recovered following reinstatement on December 4, 2009. The risk factor on page 13 of Amendment No. 1, entitled “Our products could be subject to exclusion from Medicare, Medicaid and other government programs if we do not comply with all applicable standards for reimbursement,” discloses these facts and indicates that the Company’s business and results of operations could suffer if it is unable to maintain adequate compliance procedures that facilitate continuous eligibility for reimbursement. Please also see page 28 of Amendment No. 1.

In response to the Staff’s comment, the Company advises the Staff that management does not expect the trademark litigation to have a material impact on income from continuing operations. In addition, the Company has added disclosure on page 28 of Amendment No. 1 to clarify why it believes the litigation affected its sales growth trend.

14.

We note that your revenues increased significantly in each period presented as compared to the previous year and that the increase was primarily due to increases in sales of SmartVest Systems. In light of the material increases in revenues, your MD&A disclosure does not provide a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor (i.e. such as volume changes by type of product, number of SmartVest Systems sold for neuro-muscular diseases, etc.), disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in

MD&A and revise as necessary. See Item 303 of Regulation S-K and SEC Release No. FR-72 for guidance.

Response: In response to the Staff’s comment, the Company has added disclosure within the MD&A on pages 31 and 32 of Amendment No. 1, regarding the amounts and reasons behind sales volume changes of its SmartVest System for the 2008 and 2009 fiscal years. The Company has further disclosed that changes in sales prices for the SmartVest System have had a nominal impact on revenue in the comparable periods, which it believes provides a reader with adequate information to assess the Company’s sales trends. The Company has also considered the Staff’s comments in preparing the MD&A for the nine months ended March 31, 2010 and 2009.

Critical Accounting Policies and Estimates, page 31

General

15.

The following comments on critical accounting policies and estimates contained in Management’s Discussion and Analysis should also be considered, if applicable, in the notes to your financial statements.

Response: The Company acknowledges the Staff’s comment and has indicated any changes made to the financial statement notes in connection with its responses to comment nos. 16 –24 below.

Revenue Recognition and Allowance for Doubtful Accounts, page 31

16.

We see that you provide medical devices and services directly to patients and the majority of your transactions are with third-party payers. Please tell us how you considered the guidance in FASB ASC Topic 954 — Health Care Entities in determining your accounting for revenue and receivables. In addition, tell us how you considered whether you should report revenue and receivables net rather than gross, less a provision for discounts.

Response: The Company is a medical device manufacturer whose revenues are entirely from product sales and contain no service revenues. The Company’s sales are made directly to the end users of its products and the Company does not enter into any direct contractual relations with third-party payers. The Company has reviewed the scope of ASC Topic 954, which applies to either of the following health care entities: (1) those whose principal operations consist of providing health care services and that derive all or almost all of their revenues from the sale of goods or services; or (2) those whose principal operations consist of the planning, organization, and oversight of the foregoing entities. ASC 954-10-15-1B describes the applicability of this topic to health care entities and does not include medical device companies. As such, the Company does not believe that ASC Topic 954 applies. Because the Company does not fall under ASC 954, it is unaware of any requirements to separately disclose discounts off its gross selling price.

17.

We refer to your disclosure that revenues are recorded at amounts estimated to be received. Please revise to clarify how you estimate amounts to be received under reimbursement arrangements with third-party payers. In addition, disclose whether your adjustments to amounts previously billed have been material. Please disclose the “many contingencies” in the reimbursement process discussed on page 30 and indicate how these impact your revenue recognition. The amount of contractual allowances with third party payers should also be disclosed for each period.

Response: In response to the Staff’s comment, the Company has modified disclosure to Form S-1 on page 29 of Amendment No. 1 and as deemed necessary in Note 1 to the financial statements, on pages F-8 and F-9, to clarify the Company’s revenue recognition policy. The Company has no contractual arrangements with third-party payers under ASC Topic 954, and as such disclosure of contractual allowances is not applicable.

18.

We note the discussion on page F-8 that other than installment sales you receive payment for the vast majority of accounts receivable within one year. Please revise to clarify the payment terms for your receivables and disclose your policy for receivables not paid in one year.

Response: In response to the Staff’s comment, the Company has revised the Form S-1 to clarify that receivables are an obligation of the patient, whose payment terms are often dependent on the third-party payer. The majority of third-party reimbursement organizations have payment terms within 12 months. With regard to the Staff’s question regarding the receivables not paid within one year, the Company does not have any receivables on sales with original repayment terms beyond 12 months and regularly evaluates unpaid invoices for collectability. Please see page 29 of Amendment No. 1 and Note 1 to the financial statements, on pages F-8 and F-9.

19.

We note the discussion on page 54 that the majority of patients are able to obtain monthly payments from Medicare, Medicaid, private insurance or a combination of the foregoing. Please disclose the period over which these monthly payments are made, any conditions that must be met for the payments to continue and your accounting treatment if the payments are no longer made. Please tell us whether any of these arrangements are considered a lease rather than a sale.

Response: In response to the Staff’s comment, the Company advises the Staff that payments are typically received in one lump sum or in a series of payments ranging from one to twelve months. If the third-party reimbursement agency discontinues payment and the Company determines no further payments will be made from the patient, the carrying value of the receivable is written off as a period adjustment to the previously recognized revenues.

There are various third-party payers whose terms extend beyond 12 months to over 60 months. Due to the length of time over which reimbursement of these amounts is received, the inherent increased uncertainty of collection due to external factors, including in some cases the certification of continued use by the patient, the Company recognizes revenue and costs of revenue over the expected payment term under the installment method.

The Company advises the Staff that none of the recognized sales are considered leasing arrangements, as title to the product transfers to the patient upon shipment, and under no condition is the product returned to the Company for a price adjustment or is the patient’s obligation to pay the Company limited.

Please see page 29 of Amendment No. 1 and Note 1 to the financial statements, on pages F-8 and F-9.

20.

We note your discussion that certain third-party reimbursement agencies pay you on a monthly installment basis, the payments can span over several years and that you recognize these sales using the installment method and record revenue as each installment is received. Please disclose the specific transactions and third-party reimbursement agencies that you are accounting for under the installment method. In addition, disclose the specific terms and nature of these transactions and clarify why the installment method is appropriate. Tell us why your accounting for these arrangements would not be considered the cash basis. We also note in your disclosure that deferred costs are amortized to cost of revenue over the estimated period collections are scheduled to occur. Please tell us your basis for this accounting treatment. In your response, please also refer to the table in Note 1 on page F-9, and tell us why amortized cost of revenues as a percentage of revenue recognized under installment sales varies from 14% to 24% in the periods presented.

Response: In response to the Staff’s comment, the Company notes that approximately $379,000 (or 3.5%) of total revenues and $58,000 of amortized costs of revenue for the nine-month period ended March 31, 2010 were recognized under the installment method.

The Company has revised the Form S-1 to include disclosure regarding the reimbursements from Medicaid in certain states through monthly installment payments. In these states, the patient is typically required to provide monthly proof of usage as a condition of Medicaid approval and reimbursement. The period during which the installment payments are made ranges from 18-60 months in Wisconsin, New York and Texas, which are the states in which the majority of the Company’s installment method sales are made.

The Company’s recognition of the installment sales are not on a cash basis, as it defers the cost of the product and related gross margin over the payment term. The difference between the installment method and the cost recovery method would not have resulted in a significant difference. The Company has historically shown the ability to recover the cost of products sold and historical losses related to noncollection have not been material. The Company’s total cost of products sold under the installment method is insignificant. Within the table in Note 1 on page F-9, amortized costs of revenue as a percentage of revenue for the nine-month period ended March 31, 2010 and fiscal year 2009 were 15% and 17%, respectively. Fiscal year 2008 amortized costs of revenue as a percentage of revenue varied from these results due to limited volume and differences in state reimbursement amounts.

Please see page 29 of Amendment No. 1 and Note 1 to the financial statements, on pages F-8 and F-9.

21.

Please clarify whether you have any post shipment obligations that could impact revenue recognition. Clarify your obligations with regard to training or providing product updates. We note the discussion on page 53 under product warranties that if a newer model of your system has been developed and sold between the time of purchase of the original system and the need for replacement, you may replace the system with a newer model at your discretion. Please tell us how this was considered in your revenue recognition or warranty polices. In addition, disclose if you have provided replacement products in the past.

Response: In response to the Staff’s comment, the Company advises the Staff that it offers a one-time demonstration to educate new users on proper product usage; however, this process is considered a de minimus activity, as the cost to the Company is approximately $150-$200 per unit, and not integral to the product sales cycle.

The Company has no obligation to provide or history of providing product updates. In the event of a warranty claim, the Company may decide to provide the customer a new unit instead of repairing, by considering the difference in costs associated with repairing the customer’s existing unit or simply replacing the unit with a current model. The impact of the decision to repair or replace is then considered within the Company’s warranty provision. The Company has no contractual obligation to provide product replacement. The decision to issue any replacement products for warranty claims is at the discretion of the Company and impacts the warranty reserve estimate, rather than revenue recognition. The estimated warranty provision is derived from the Company’s historical warranty claim experience information. The warranty claim expense detail used in this estimation process includes the cost of both repairs and replacements issued for warranty claims.

The Company has revised the Form S-1 on page 30 of Amendment No. 1 to disclose that, based on the cost to either repair or replace a product covered under warranty, the Company has occasionally responded to a warranty claim by replacing the customer’s existing unit with a current model. The Company has also revised the “Product Warranties” section on page 49 of Amendment No. 1 and Note 1 to the financial statements, on page F-10.

Valuation of Long-lived and Intangible Assets, page 32

22.	We reference your disclosure that patent legal defense costs are capitalized. Please disclose the accounting for these costs to the extent you are unsuccessful in your defense efforts.

Response: The Company has revised the Form S-1 to disclose that capitalized trademark defense costs will be immediately expensed in the event the Company is unsuccessful in defending the trademark. Please see page 30 of Amendment No. 1 and Note 4 to the financial statements, on page F-13.

Allowance for Excess and Slow-moving Inventory, page 32

23.

In addition to your allowance for excess and slow-moving inventory, please tell us whether there are any other significant estimates you make in evaluating the carrying value of your inventory. We reference your disclosure on page F-9 indicating you value your inventory at standard cost.

Response: There are no other significant estimates made in the process to value inventory. Work-in-process and finished goods are carried at standard cost, which approximates actual cost. The Company reviews standard costs on a quarterly basis by comparing established standards to actual costs incurred during the period. The Company does not consider the estimate to develop the standard cost rates a significant management estimate as any adjustments necessary to revise inventory carried at standard cost to actual cost are recorded at each reporting date, if significant. Please see Note 1 to the financial statements on page F-9.

Warranty Reserve, page 32

24.

We refer to your disclosure of product warranties as a limited warranty. On page 53, we see you describe the warranty as a “lifetime” warranty for sales in the United States and Canada and a limited warranty for sales outside of the United States and Canada. Please reconcile these statements and update your disclosure here and on page F-53 to include the nature and term of your product warranties. In addition, please disclose the average life of your products.

Response: In response to the Staff’s comment, the Company has revised the Form S-1 to clarify its warranty policy. The Company has further disclosed that the estimated average life of its products is approximately five years, as many third-party reimbursement agencies, including Medicare, approve replacement devices for patients every five years. Actual usage is difficult to determine because factors such as a patient’s condition and diagnosis significantly impact the patient’s treatment and continued usage. Please see page 30 and page 49 of Amendment No. 1 and Note 1 to the financial statements, on page F-10.

Results of Operations, page 33

General

25.

To the extent that you attribute increases in selling, general and administrative expenses to increases in labor headcount and incentive plans, please revise to provide an indication of the number and nature of labor positions added and impact of incentive plans implemented.

Response: The Company has revised its discussion of selling, general and administrative expenses in the Form S-1 to disclose the approximate number and function of additional employees causing the increase in operating expense. Please see page 33 of Amendment No. 1.

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

International Revenue, page 34

26.

To the extent that you attribute increases in revenue to adding additional distributors and increasing your presence in foreign countries, please revise to provide an indication of the number of distributors added and quantify the increase in foreign countries.

Response: In response to the Staff’s comment, the Company has added disclosure to the Form S-1 to indicate that its international revenue growth from fiscal 2008 to fiscal 2009 was primarily due to the Company’s existing distributors achieving higher sales volumes during fiscal 2009 and not due to adding additional distributors. Please see page 32 of Amendment No. 1.

Liquidity and Capital Resources Cash Flows, page 36

27.	We see that your credit facility with U.S. Bank contains certain covenants, please disclose whether you are in compliance with the terms of the covenants.

Response: In response to the Staff’s comment, the Company has added disclosure on page 34 and page 35 of Amendment No. 1 to indicate that as of March 31, 2010, the last measurement date, the Company was in compliance with the restrictive covenants contained in the U.S. Bank credit agreement.

Business

Other Products, page 42

28.	Please revise your disclosure to describe clearly the differences between your smart vest system and the single patient use vest and the smart vest wrap.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 39 of Amendment No. 1.

Our Markets, page 46

29.

Please reconcile your disclosure that patients are able to obtain third-party reimbursements with your actual billing process described on page 53 in which you pursue third-party reimbursements on behalf of the patient. Please include in the disclosure which party retains the risk if third-party reimbursements are not obtained.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 12, page 42, and page 50 of Amendment No. 1.

Marketing, Sales and Distribution, page 48

30.	With a view to disclosure, please tell us:

	•	the countries in Europe, Asia and other regions where you currently sell your products;

	•	the value of the products sold in each country in the most recent fiscal year and interim period;

Response: In response to the Staff’s comment, the Company advises the Staff that, in addition to its home care sales in Canada, it currently sells its products in the following countries in Europe, Asia and other regions in the amounts listed below for the requested periods:

Country	Fiscal 2009	Fiscal 2010 YTD (9 months)
Saudi Arabia		$12,000*
Costa Rica	$12,000	$8,750
Croatia	$29,550*	$10,450*
Italy	$224,026	$309,856
Portugal		$12,000*
South Korea		$3,073
Spain	$120,000	$62,086
Mexico		$35,275*
Lebanon		$9,850*
Greece	$195,218	$12,000
UAE	$93,550	$10,100
Japan	$219,748	$126,111
Kuwait	$6,000*
Romania	$20,250*
Guatemala	$9,850*
Taiwan	$30,150

*

Sales consist of demonstration units sold to entities with whom the Company is considering entering into a distribution arrangement or sales on a humanitarian basis as permitted by the FDA under exceptional circumstances.

•	whether you have all applicable regulatory approvals to market and sell your products in each country; and

The Company further advises the Staff that it complies with applicable regulations in countries in which it has a distributor arrangement in place. The Company’s medical devices are licensed for sale in Canada, which license is renewed on an annual basis. The Company has ISO 9001 Certification and has obtained the European Union CE Mark. The European Union CE Mark is required for medical device sales in countries within the European Economic Area, which includes Italy, Spain, Greece and Portugal. The Company is deemed to have met applicable regulatory requirements in Romania, the UAE, Kuwait, and Lebanon by virtue of having obtained FDA approval and the European Union CE Mark for its products. The Company has satisfied applicable quality standards in Japan, Taiwan, South Korea and Costa Rica and ensures compliance with applicable regulations in such countries by requiring its distributors to obtain proper registration and submit documentation of their registration to the Company.

•	whether you have or have applied for patent protection in each of those countries.

The Company has been granted patent protection in Canada, New Zealand and South Africa. The Company has additional patent applications pending in Canada, Japan, and South Korea and with the European Patent Organization, whose member states include Spain, Croatia, Greece, Italy, Portugal, and Romania. Please see page 18 and page 49 of Amendment No. 1.

31.	Please disclose the size of your sales force and the geographic coverage of your sales representatives.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 45 of Amendment No. 1.

32.

Please describe the material terms of your agreement dated June 2008 with a consultant to assist with obtaining contracts with hospital buying groups as disclosed in the first paragraph on page 3. Provide your legal analysis for not filing this agreement as an exhibit.

Response: In response to the Staff’s comment, the Company advises the Staff that it obtains group purchasing support from Contract Connections, LLC (“Contract Connections”) pursuant to an agreement dated July 1, 2009, which extended the Company’s 2008 agreement with Contract Connections. The current agreement has an initial term of one year. The Company pays Contract Connections a $2,000 monthly retainer and 4% commissions on all group purchasing contracts. The Company has also issued an aggregate of 10,000 shares of its common stock to Contract Connections pursuant to its agreements with that entity. As of March 31, 2010, the Company had entered into three group purchasing agreements, pursuant to which it had received an aggregate of approximately $161,000 in revenue. The agreement with Contract Connections is not exclusive as to either party. The Company advises the Staff that it has determined that its agreement with Contract Connections is not required to be filed pursuant to Item 601(b)(10) because it is not material.

33.

Please revise the last two paragraphs of this section on page 49 to present balanced disclosure of the disadvantages of the smart vest system in contrast to the advantages described by you. Also, if you include disclosure contrasting your system against chest physical therapy you should also contrast the smart vest system with competing systems such as the ARI and RespirTech systems disclosed on page 50.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 45 and 46 of Amendment No. 1.

Competition, page 50

34.

Please expand your disclosure to address the proportion of the market for treatment of cystic fibrosis, bronchiectasis and the certain neuro-muscular disorders for which reimbursement is available, held by high frequency chest wall oscillation systems relative to the other treatment options listed on page 50, or tell us why this information is unavailable.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 47 of Amendment No. 1. The Company cannot determine the proportion of the patient population with cystic fibrosis, bronchiectasis, or the certain neuro-muscular disorders for which HFCWO and other treatments are reimbursable because each payer has different reimbursement criteria and many patients are eligible for reimbursement from a combination of public and private payers. Moreover, payers often allow reimbursement for only certain patients with a particular condition, frequently based on subjective diagnostic criteria. The Company is not aware of any studies that have been conducted to determine which patients within a particular condition meet those reimbursement requirements.

Research and Development, page 51

35.

With a view to disclosure, please tell us what engineering services are provided by Hansen Engine Corporation, whether alternative sources are available for these services, the terms of any extension of the agreement beyond June, 2010 and whether and when the agreement may be terminated by Hansen Engine.

Response: In response to the Staff’s comment, the Company advises the Staff that Hansen Engine Corporation provides engineering services primarily relating to the improvement of device performance of the SmartVest System. Hansen Engine Corporation is not the Company’s exclusive provider of engineering services and there are alternative sources available to the Company for the specific engineering services provided by Hansen Engine Corporation. With respect to the Letter Agreement between the Company and Hansen Engine Corporation, the Company advises the Staff that such agreement had an initial term of four months and will be automatically extended for six-month periods until terminated by either party. The Company intends to file the Letter Agreement as an exhibit to the Form S-1. The Company has revised the Form S-1 to reflect the foregoing information. Please see page 65 of Amendment No. 1.

Third-Party Reimbursement, page 53

36.	Please disclose what other conditions qualify for reimbursement that you reference in the last sentence on page 40.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 38 and 50 of Amendment No. 1.

37.	Disclose the principal neuro-muscular disorders referenced in the first paragraph on page 54.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 38 and 50 of Amendment No. 1.

Employees, page 60

38.	Please clarify whether your respiratory therapists are certified and identify who provides certification.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not consider an employee to be a “respiratory therapist” unless that person is licensed by the appropriate state professional organization. The Company has revised the Form S-1 to clarify that such employees are appropriately licensed. In addition, the Company has revised the Form S-1 to disclose that approximately 75% of its independent contractors are credentialed by the National Board for Respiratory Care as either Certified Respiratory Therapists or Registered Respiratory Therapists. The remainder of the Company’s independent contractors are licensed at the state level in fields such as respiratory care, nursing, physical therapy and occupational therapy. Please see page 56 of Amendment No. 1.

Management, page 62

39.	Please indicate the amount of time your CEO devotes to Hansen Engine Corporation; include any appropriate risk factor disclosure.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 11, page 58 and page 65 of Amendment No. 1.

40.

Please provide the complete disclosure required by Item 401(e) of Regulation S-K for Thomas Hagedorn including the name and principal business of each corporation or organization in which he was employed in the past five years.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 59 of Amendment No. 1.

Executive Compensation, page 65

41.

We note your disclosure that base compensation is determined using a subjective process. We also note your disclosure of certain objective factors that the compensation committee considered in making its determination of base salary awards. To the extent the compensation committee takes objective factors into account please revise your disclosure to describe those factors clearly including how the base salaries awarded reflect such objective factors.

Response: In response to the Staff’s comment, the Company advises the Staff that compensation that is characterized as “cash incentive compensation” in the Form S-1 meets the definition of non-equity incentive compensation pursuant to Rule 402(a)(6)(iii) of Regulation S-K and is not a component of base salary. The Company’s Personnel and Compensation Committee uses objective criteria only in determining cash incentive compensation. The Company’s Personnel and Compensation Committee uses a subjective process to set base salaries.

42.

Please reconcile your disclosure in the final paragraph on page 66 and in the first paragraph on page 67 regarding the eligibility of your executive officers to receive equity compensation with the terms of the January 1, 2010 employment agreements, filed as exhibits 10.12 and 10.13.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 60 and 62 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 70

43.

We note your disclosure that Hansen Engine Corporation performs certain of your research and development activities. Please disclose how any intellectual property rights related to your business but developed by Hansen Engine Corporation are assigned to you. Please disclose if the payments made to Hansen Engine Corporation are included in your consolidated statement of operations as research and development expenses. Please include any appropriate risk factor disclosure if this entity were unable to continue to provide you with R&D support.

Response: In response to the Staff’s comment, the Company advises the Staff that its agreement with Hansen Engine Corporation states that all design outputs will be the property of the Company and that all patents that result from work performed pursuant to the agreement must be assigned to the Company. Such assignments are effected in writing pursuant to the Company’s standard form of patent assignment. The payments made to Hansen Engine Corporation are included in the Company’s consolidated statement of operations as research and development expenses. The Company has revised its disclosure in response to the Staff’s comment. Please see page 11, page 65 of Amendment No. 1 and Note 10 to the financial statements, on page F-19.

Underwriting, page 77

44.

Given you have agreed to issue warrants as additional compensation to the underwriters, please tell us why you have not included the warrants in the table on page 77. Refer to Item 508(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1 to disclose that the underwriter will receive a warrant to purchase a number of shares equal to 10% of the shares sold by the Company in the offering and that the warrant will be exercisable beginning on the first anniversary of the date on the final prospectus at a price per share equal to 120% of the initial public offering price. In addition, the Company has included a footnote to the table on page 71 disclosing the estimated fair value of the underwriter’s warrant. The Company believes that this presentation provides clearer disclosure for investors than including such value in the tabular presentation.

45.	Please disclose whether you are granting the underwriter registration rights for the warrants and describe such registration rights, if any.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1 to describe the registration rights granted to the underwriter for the warrants.

46.

We note your disclosure in the sixth paragraph that the warrants may be transferred to officers or partners of the underwriter and members of the selling group. Please clarify whether all securities so transferred will remain subject to the one year lock-up period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1 to clarify that all such securities transferred will remain subject to the one year lock-up period.

Financial Statements, page F-1

General

47.

The Report of Independent Registered Public Accounting Firm references the audit of “Electromed, Inc. and Subsidiary.” We see the title on the financial statements is “Electromed, Inc.” Please revise your financial statements or have your auditors revise their report as appropriate.

Response: The title on the financial statements has been revised to “Electromed, Inc. and Subsidiary” and now conforms to the Report of the Independent Registered Public Accounting Firm.

48.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: The Company advises the Staff that the financial statements included in Amendment No. 1 have been updated as of and for the nine months ended March 31, 2010, in accordance with Rule 8-08 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

49.

We see on page 38, you indicated that for the six months ended December 31, 2009, financing activities included $3,788,000 of borrowings under your credit facility and capital lease arrangements. Please tell us the amount of capital lease financing included in the $3,788,000 and how you determined this should not be considered a non-cash financing activity.

Response: The Company has revised the Form S-1 to indicate that the $3,788,000 borrowed includes only long- and short-term financing from the Company’s credit facility with U.S. Bank and no amounts from capital leases. During the six months ended December 31, 2009, equipment of approximately $67,000 was financed through capital leases and was not included in cash flows from financing. Equipment financed through capital leases has been included in the supplemental disclosures of noncash investing and financing activities in the cash flow statement. Please see page 35 of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable, page F-9

50.	Please disclose the amount of your receivables from third-party payers at the end of each period.

Response: In response to the Staff’s comment, the Company advises the Staff that its receivable balance is comprised of amounts due from the end-users of its products, including individuals and institutions, and of amounts due from its distributors. The Company acknowledges that a significant portion of its cash collections are received from third-party payers, however, these agencies are not liable to the Company for payment, as responsibility for payment resides with the end-user and the Company has no contractual relationship with third-party payers. The Company has added disclosure to the Form S-1 to clarify this payment arrangement. Please see Note 1 to the financial statements, on page F-9.

Inventories, page F-9

51.

We see you determine the carrying cost of inventory based on standard cost. Please revise to disclose whether standard cost approximates cost and how often you review and revise your standard estimates.

Response: In response to the Staff’s comment, the Company has added disclosure to the Form S-1 to indicate standard cost approximates actual cost and to disclose that the Company reviews its standards on a quarterly basis. Please see Note 1 to the financial statements, on page F-9.

Warranty Liability, F-10

52.	Please revise to clarify the nature of the “warranty provision” in the table on page F-10 and indicate if this represents payments from the warranty reserve.

Response: The Company advises the Staff that the “warranty provision” line item in the table set forth in Note 1 to the financial statements represented the cash expenditures for material, labor and overhead costs incurred to remedy warranty claims. In response to the Staff’s comment, the Company has revised the captions within this table to clarify the nature of the amounts. Please see Note 1 to the financial statements, on page F-10.

Note 2. Inventories, page F-12

53.	We see in Note 1 on page F-9 in your inventory policy discussion you reference work-in-process. Please tell us why there is no work-in-process in the table in Note 2 on page F-12.

Response: In response to the Staff’s comment, the Company has revised the table in Note 2 to the financial statements to indicate the amount of work-in-process at each reporting period. Please see Note 2 to the financial statements, on page F-12.

54.	Please tell us why your reserve for inventory obsolescence has not changed during any of the periods presented in Note 2.

Response: The Company advises the Staff that it periodically assesses the level of inventory on hand and makes adjustments to the reserve for inventory obsolescence as deemed necessary. A portion of the Company’s inventory is comprised of certain items which are no longer used in production, but are kept on hand as replacement parts in the event of a warranty claim or repair request on an older model and are fully reserved. Due to minimal movement in the inventory of these replacement parts, the Company’s inventory reserve has remained unchanged in the periods presented.

Note 7, Share-Based Payments, page F-15

55.

We see in your disclosure of assumptions used in determining the fair value of warrants granted that the expected volatility varies significantly between 2008 and 2009. Please tell us how you determined the expected volatility and the reason for the variation.

Response: The Company advises the Staff that it has consistently based its expected volatility on the average volatilities on the same group of five publicly-traded peer companies, in accordance with FASB ASC 718-10-55-37. The volatilities of these peer companies have increased significantly over the past two years, which is consistent with the overall economic and market volatility seen by many small public companies. The Company believes the value of its common stock would generally react in a similar manner to these selected peer companies, and therefore believes the application of ASC Topic 718 and any resulting increase in volatility from fiscal 2008 to fiscal 2009 is appropriate.

56.

We refer to your disclosure that warrants are granted at exercise prices equal to or greater than the estimated fair market value of the Company’s stock. Please disclose how you determined the value of the Company’s stock.

Response: In response to the Staff’s comment, the Company advises the Staff that it granted an aggregate of 307,800 warrants during fiscal year 2009. In estimating the fair value of 293,000 warrants issued in November of 2008, the Company used an estimated fair value of common stock of $3.50 per share within its Black-Scholes computation. The estimated common stock fair value was based on the most recent cash sale of approximately 48,000 shares of common stock that occurred on August 20, 2008 at $3.50 per share. The remainder of the warrants granted in fiscal year 2009, and subsequently in fiscal year 2010, were valued using an estimated common stock fair value of $4.50 per share in the Black-Scholes model, based on the most recent cash sale of 10,000 shares of common stock on February 17, 2009 at $4.50 per share. Both of the common stock transactions that occurred in fiscal 2009 were with independent third-party investors. A similar methodology was used to estimate the fair value of the 25,000 warrants issued in 2008. Please see Note 7 to the financial statements on page F-15.

57.

Please note that we are deferring final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Response: The Company acknowledges that the Staff may have further comments on its disclosure of stock-based compensation.

58.

We reference your disclosure of warrants issued for service. Please disclose whether the shares were immediately vested and non-forfeitable and how you considered FASB ASC Topic 505-50 in determining the measurement date of the expense.

Response: As disclosed in Note 7 to the financial statements, all warrants issued for services were granted and expensed prior to the Company’s 2008 fiscal year. The Company advises the Staff that, although the vesting terms were not consistent among each of the warrants, each warrant was either: (1) issued in exchange for services performed prior to the measurement date; (2) immediately vested; or (3) issued in exchange for services that were fully performed prior to fiscal 2008. Therefore, in accordance with ASC Topic 505-50, the Company has recorded share-based expense for each of these warrants prior to the Company’s 2008 fiscal year, and accordingly, no share-based expense was recognized within the financial statement periods presented. In response to the Staff’s comment, the Company has revised the Form S-1 to indicate all warrants were vested and share-based expense recognized prior to the financial statement periods presented. Please see Note 7 to the financial statements, on page F-16.

Note 9. Commitments and Contingencies, page F-19

59.

We see in your disclosure that you do not believe that any pending litigation will have a material adverse effect on your operating results and financial position. Please revise to also disclose if you expect any material adverse effect on your liquidity.

Response: The Company advises the Staff that it does not expect the current litigation matters to have a significant impact on its liquidity. The Company believes it has adequate liquidity from cash flows from operations and availability under its existing credit facility to contest the dispute. The Company has revised Note 9 to the financial statements, on page F-18, to reflect the foregoing.

Note 10. Related Parties, page F-20

60.

We reference Note 5 on page F-14 and the disclosures on page 70 where you discuss additional related party transactions that occurred during the financial statement periods. Please tell us why these transactions have not been disclosed in Note 10.

Response: In response to the Staff’s comment, the Company advises the Staff that each of the transactions noted on page 65 of Amendment No. 1 have been included within the footnotes to the financial statements. The Company has revised the disclosure set forth in the Principles of Consolidation section of Note 1 relating to the purchase of the noncontrolling interest in Electromed Financial, LLC to indicate that a director of the

Company was party to the transaction. Please see the Company’s response to comment no. 61, below, for further details.

61.

As a related matter, we note that you have amounts recorded in your consolidated statements of operations and may have amounts recorded in your balance sheets related to transactions with related parties. Please tell us how you considered Rule 4-08(k) of Regulation S-X and, if applicable, Rule 5-02-3 in determining whether these amounts should be specified as “related party” on the face of the financial statements.

Response: The Company has considered Rule 4-08(k) of Regulation S-X and believes that its transactions with related parties are not significant enough to warrant disclosure on the face of the financial statements and confirm that all such transactions were disclosed in the footnotes to the financial statements, as they involved: (1) a one-time sale of common stock; (2) the purchase of a noncontrolling interest of a consolidated subsidiary for $125,000, accounted for as an equity transaction; (3) a former capital lease for an office building; and (4) an engineering services contract which involves payments by the Company of less than 2% and 4% of its fiscal 2009 revenue and operating expenses, respectively. The Company notes that there were no balances outstanding to or from related parties as of March 31, 2010 which would require disclosure under Rule 5-02-3. In response to the Staff’s comment, the Company has revised Note 10 to the financial statements, on page F-19, to provide a cross reference to the corresponding footnotes which contain related party transactions, and has revised the header captions within Note 1 on page F-8, Note 5 on page F-14 and Note 6 on page F-15 to indicate where related party transactions are disclosed.

Recent Sales of Unregistered Securities, page II-1.

62.	Provide the disclosure required by Item 701 of Regulation S-K with respect to any warrants sold within the past three years.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page II-2 of Amendment No. 1.

63.	Please clarify which of transactions you claim were exempt from registration due to Regulation D, and tell us when you filed the Form D for those transactions.

Response: In response to the Staff’s comment, the Company has revised the Form S-1 to remove the reference to Regulation D, in order to indicate that it relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Please see page II-1 of Amendment No. 1.

64.

Please reconcile the disclosure in this section with the information in your Consolidated Statements of Stockholders’ Equity. For example, we note that it is unclear how the sales of 117,715 shares of common stock during the year ended June 30, 2008 and the sales of 58,572 shares of common stock during the year ended June 30, 2009 are reflected in your disclosure. We also note that you do not appear to address the issuance of 5,000 shares of common stock between June 30, 2009 and December 31, 2009.

Response: In response to the Staff’s comment, the Company has revised its presentation in Part II of the Form S-1 to conform to the presentation in its Consolidated Statements of Stockholders’ Equity. The disclosure previously provided in Part II of the Form S-1 reconciled to the Consolidated Statements of Stockholders’ Equity on an aggregate basis but the Part II disclosure did not group issuances by fiscal year. For example, the 5,000 shares of common stock issued between June 30, 2009 and December 31, 2009 were aggregated with issuances that occurred outside of that time period. Please see pages II-2 and II-3 of Amendment No. 1. The Company also advises the Staff that the consideration amounts reflected in Part II of the Form S-1 may differ from the amounts of paid-in capital reflected in the Company’s Consolidated Statements of Stockholders’ Equity due to rounding.

Signatures, page II-4

65.

Please indicate parenthetically who is signing your registration statement in their capacities as principal executive officer, principal financial officer and principal accounting officer or controller.

Response: The signature page to Amendment No. 1 indicates parenthetically who is signing in their capacities as principal executive officer, principal financial officer and principal accounting officer or controller.

Exhibits

66.

We note your intention to file some exhibits, including your legal opinion and certain material agreement, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

Response: The Company has filed such exhibits with Amendment No. 1 or will file such exhibits within a time period that will allow the Staff adequate time to review them.

67.	Please tell us the authority on which you rely to file only “forms of” material agreements as exhibits like you do in exhibit 10.11 rather than the final, signed agreements.

Response: The Company advises the Staff that it has relied on Instruction 2 to Item 601 of Regulation S-K, which, in any case where two or more indentures, contracts, franchises, or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, permits the registrant to file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. The Company has re-filed Exhibit 10.11 to include a schedule disclosing the patents assigned pursuant to the form. Other than identification of the patent subject to the assignment, the patent assignments do not differ in any material regard from the form which is filed.

Exhibit 23.1

68.	Please include a currently dated and signed consent from your independent auditors with your next amendment.

Response: The Company has included a currently dated and signed consent from its independent auditors as Exhibit 23.1 to Amendment No. 1.

***

          The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter, together with Amendment No. 1 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 1, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 1, please call me at (612) 492-7252 to discuss any additional questions or comments you might have. In my absence, feel free to contact Liz Dunshee of our office at (612) 492-7407.

Sincerely,

/s/ Ryan C. Brauer
Ryan C. Brauer
Direct Dial: 612.492.7252
Email: rbrauer@fredlaw.com

cc (by email):	Robert Hansen, Electromed, Inc.
Terry Belford, Electromed, Inc.
Jim Knudson, McGladrey & Pullen, LLP
Ben Schultes, McGladrey & Pullen, LLP
Jule Hannaford, Kelly, Hannaford & Battles P.A.
W. Morgan Burns, Faegre & Benson LLP
Erik Romslo, Faegre & Benson LLP
Ruairi Regan, SEC
Leigh Ann Schultz, SEC
Brian Cascio, SEC